Filed pursuant to Rule 433(d)

Registration Nos. 333-140661 and 333-128134

Dated September 28, 2007

FINAL TERM SHEET

Issuer:

PacifiCorp

Expected Ratings:

A3/A-/A-  (Stable/Stable/Stable)

Issue:

First Mortgage Bonds due 2037

Offering Size:

$600,000,000

Coupon:

6.250% per annum, payable semi-annually on each April 15 and October 15, commencing April 15, 2008

Trade Date:

September 28, 2007

Settlement Date:

October 3, 2007

Maturity:

October 15, 2037

Treasury Benchmark:

4.75% due February 15, 2037

US Treasury Spot:

98-09+

US Treasury Yield:

4.859%

Spread to Treasury:

+140 basis points

Re-offer Yield:

6.259%

Price to Public (Issue Price):

99.875%

Gross Proceeds:

$599,250,000

Optional Redemption:

Make Whole call, at any time at a discount rate of Treasury plus 25 bps

Minimum Denomination:

$2,000 x $1,000

Bookrunners:

Greenwich Capital Markets, Inc.
J.P. Morgan Securities Inc.
Lehman Brothers Inc.

CUSIP:

695114CG1

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Greenwich Capital Markets, Inc. toll-free at 1 (866) 884-2071, J.P. Morgan Securities Inc. at (212) 834-4533 or Lehman Brothers Inc. toll-free at 1 (888) 603-5847.